Exhibit 99.1

ORAL AGREEMENT SUMMARY

The below is a summary of the oral agreement between Bess Audrey Lipschutz, Shlomit Chaya Frommer and Traqer Corp. regarding funding the future operations of Traqer Corp.

Bess Audrey Lipschutz and Shlomit Chaya Frommer have historically provided funding for the operations of Traqer Corp. and absent further outside investments, will, at their sole discretion, continue to do so for the next (12) months.